Exhibit 99.2

Management’s Discussion and Analysis
(revised)

For the year ended December 31, 2013

As of March 20, 2014

TABLE OF CONTENTS

Preliminary Notes and Introduction	3
Overview	5
Permitting Process Successfully Completed	6
Prairie Creek Site Activity	9
Prairie Creek Engineering and Procurement	10
Newfoundland Properties	11
Vatukoula Gold Mines plc	14
Flow-Through Financing	15
Financing for Prairie Creek	15
Outlook	15
Selected Annual Financial Information	16
Fourth Quarter	16
Summary of Quarterly Results	16
Review of Financial Results	17
Liquidity, Financial Condition and Capital Resources	18
Outstanding Share Data	19
Off-Balance Sheet Arrangements	19
Transactions Between Related Parties	20
Critical Accounting Estimates and Judgments	20
Financial Instruments	22
Disclosure Controls and Procedures	24
Risk Factors	25
Dividends and Distributions Policy	35
Additional Information	35

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 20, 2014, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2013 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and 2012.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”, “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results” herein.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective secure the necessary capital funding to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure.

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, fully permitted, partially developed zinc-lead-silver property, located in the Northwest Territories in Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 metre airstrip.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek also hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. A technical report completed by AMC Mining Consultants (Canada) Ltd. in 2012, revised and filed on SEDAR on July 23, 2014 (the "AMC Technical Report"), indicated a net present value, pre-tax, of $253 million (post-tax of $155 million), using an 8% discount, with an internal rate of return of 40.4% (post-tax of 31.7%) and a payback period of three years (post-tax period of three years) and estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. (Technical Report AMC Mining Consultants (Canada) Ltd., June 2012).

Section 22.6 of the AMC Technical Report has been added as a revision to Section 22 on July 23, 2014 and presents a post-tax financial analysis prepared by the Company.  The post-tax financial analysis is based on the pre-tax and pre-finance economic model compiled by SNC-Lavalin Inc. during a Preliminary Feasibility Study prepared in 2012.

During 2013, the Company made very significant progress with its applications for operating permits for the Prairie Creek Mine, culminating with the approval from the Federal Minister of Aboriginal Affairs and Northern Development Canada of the Type “A” Water Licence for the Prairie Creek Mine on September 18, 2013. This Water Licence represents the most critical permitting document, along with numerous other permits and licences, needed to obtain to allow future mining operations at Prairie Creek.

Canadian Zinc has now obtained all the necessary and significant regulatory permits and licences to complete construction and development at the Mine Site and the access road and to commence mining and milling of the Prairie Creek deposit providing the Company complies with the conditions prescribed within the permits.

In 2013, the Company carried out an exploration drill program at Prairie Creek to further test a geophysical anomaly previously located in 2012. The geophysical anomaly was explained by natural variations in local graphite content in rock units and new stockwork base metal mineralization was intercepted in the upper parts of a drillhole. In addition a drill training program intercepted new stratabound base metal mineralization only 60 metres below the surface in the vicinity of the mill.

To further build on a Preliminary Feasibility Study completed by SNC-Lavalin Inc. in 2012 the Company has embarked on an Optimization Study with the objective of enhancing overall mine economics by augmenting what has already been completed and further enhancing the Prairie Creek project through refining efficient designs, detailing and assessing what existing equipment can be utilized, determining what needs to be upgraded, exploring ways to reduce capital costs and completing a number of bid tender packages to determine actual costs needed for financing the mine into production.

In January 2014, the Company began the engineering and procurement phase to complete the construction and development of the Prairie Creek Mine by engaging Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. The Optimization Study is targeted to be concluded by mid-year.

Canadian Zinc also owns an extensive land package in central Newfoundland with known mineral deposits and extensive exploration potential, which includes the South Tally Pond project, which hosts the Lemarchant deposit, the Tulks South project, which hosts the Boomerang and Domino deposits, and the Long Lake project.

In central Newfoundland, Canadian Zinc holds a 100% interest in the South Tally Pond volcanogenic massive sulphide (“VMS”) project, along with other property interests. On December 20, 2013, the Company completed its acquisition of Messina Minerals Inc. (“Messina”), and thereby acquired a 100% interest in the Tulks South and Long Lake base metal properties in central Newfoundland along with a number of other smaller properties. Both properties are situated near the South Tally Pond property.

During 2013, two diamond drill programs (January-March and September-October) were conducted which yielded encouraging results including additional mineralization being discovered comparable to that already defined within the Lemarchant Deposit. In particular a new zone, termed the Northwest zone, 250 metres northwest of the Lemarchant deposit, was discovered during the winter drill program and further tested during the subsequent fall program. Canadian Zinc continues to actively explore the Lemarchant property and is undertaking a new drill program in February 2014 designed to further expand and extend mineral resources. Canadian Zinc is also currently assessing the Tulks South property database and designing a drill exploration for consideration in a 2014 drill program later in the year.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

PERMITTING PROCESS SUCCESSFULLY COMPLETED

During 2013, Canadian Zinc emerged from a five year environmental assessment and regulatory process and now holds all the necessary permits for the construction, development and operation of the Prairie Creek Mine along with all necessary permits for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Property to the Liard Highway.

The Company has made application to the Minister of Aboriginal Affairs and Northern Development Canada for the conversion of its current surface lease of the Prairie Creek Mine Site, which is limited to care and maintenance activities, to permit mining activities in accordance with Section 27 (3) of the NWT Mining Regulations.

During the first half of 2013 the Company completed the final stages of the regulatory process for obtaining operating permits from the Mackenzie Valley Land and Water Board (“MVLWB”). In tandem with the MVLWB process meetings were held with Parks Canada to obtain the necessary permits for road access through Nahannni National Park Reserve (“NNPR”) since this area is under the jurisdiction of Parks Canada. The Company has received a Type “A” Water Licence and all necessary associated Land Use Permits (“LUP”), through the regulatory process established under the Mackenzie Valley Resource Management Act.

Water Licence and related Operational Land Use Permits: MVLWB

In January 2013, the MVLWB issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. This road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact and provides for the posting of security of $220,000 prior to the commencement of operations.

At the same time the Water Board also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years commencing January 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities and provides for the posting of security of $220,000. This Land Use Permit and Water Licence apply to the portion of the winter road traversing Crown Land which is under the jurisdiction of the Water Board. There are two sections to this portion of the road, the first being 17 kilometres of road from the mine site to the point where the road enters the NNPR and the second, being 80 kilometres of road from the eastern boundary of the NNPR to the Liard Highway.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit, in stages, security for future reclamation with the Minister of Aboriginal Affairs and Northern Development Canada totaling $4 million on an original schedule of $3 million within ninety days of the issue of the permit and an additional $1 million prior to the commencement of construction upgrades to the mill.

Also in June 2013, the MVLWB issued LUP MV2008T0012 which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies. This permit is valid for a term of five years, with an optional two year extension, and provides for the posting of security in the total amount of $315,000 at various stages of activity under that permit.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada, approved and signed the Type “A” Water Licence for the Prairie Creek Mine. The Type “A” Water Licence, MV2008L2-002, was issued by the Mackenzie Valley Land and Water Board in September, 2013.

The Minister of Aboriginal Affairs and Northern Development Canada gave his approval for the Water Licence as recommended by the MVLWB in accordance with Section 81 of the Mackenzie Valley Resource Management Act. In transmitting the signed licence to the Water Board, the Minister noted his understanding “that this was a particularly challenging licence for all involved in the licencing process. This licence is in relation to a project that is subject to a series of very unique circumstances which have given rise to the need for innovative solutions.” The Minister noted “the need for a novel approach to water treatment was identified early on in the regulatory process due to the unique environmental conditions of the mine site.”

In its recommendation to the Minister, the Water Board provided some comments on the issues faced and the decisions made in respect of this Licence. The Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria (“EQC”) using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

The Type “A” Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post, in stages and maintain security for future reclamation with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13.07 million on an original schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

On December 22, 2013, the Company filed an application to the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

The Type “A” Water Licence and the Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process is the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus has been achieved through the process.

Copies of the Type “A” Water Licence and Land Use Permit and associated documents may be inspected on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002) and under the Company’s profile on SEDAR at www.sedar.com.

Road Land Use Permit and Water Licence: Parks Canada

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use Permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR. The Parks Canada permits provide for the posting of security totaling approximately $2,570,000 at various stages prior to the commencement of operations of the road or construction of the transfer facilities.

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

During the year 2013 the following permits, relating to the proposed operation of the Prairie Creek Mine, were issued:

Permit/Licence Type	Identifier Number	Purpose	Date Issued	Issuing Agency
Land Use Permit	MV2012F0007	Road Operations (on crown land)	January 10, 2013	MVLWB
Water Licence	MV2012L1-0005	Road Operations (on crown land)	January 10, 2013	MVLWB
Land Use Permit	MV2008D0014	Mine Operations	June 17, 2013	MVLWB
Land Use Permit	MV2008T0012	Liard Transfer Facility	June 17, 2013	MVLWB
Land Use Permit	Parks2012_L001	Road Operations (on NNPR land)	August 26, 2013	Parks Canada
Water Licence	Parks2012_W001	Road Operations (on NNPR land)	August 26, 2013	Parks Canada
Water Licence	MV2008L2-0002	Mine Operations	September 24, 2013	MVLWB

Exploration Permits

In April 2013, the MVLWB issued LUP MC2013C0002 which enables the Company to carry out further surface exploration diamond drilling throughout the Prairie Creek Property. This LUP is valid for a five year period until April 2018 and replaces a previous diamond drill exploration permit that has now expired.

Canadian Zinc also currently holds a Type “A” Land Use Permit, MV2012C0008, valid until May 9, 2017, for the activity of underground decline development, which entitles CZN to conduct mining exploration and associated activities, including underground decline development from the existing 870m adit level at the Prairie Creek Mine.

In tandem with the above LUP the Company also holds a current Type “B” Water Licence, MV2001L2-0003, valid until September 9, 2019, for the management, treatment and discharge of mine water from the mine site and which cover the underground development of a new decline, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile.

PRAIRIE CREEK SITE ACTIVITY

The Prairie Creek Mine Site was re-opened in June 2013 and ongoing care and maintenance programs throughout the summer period included water treatment, servicing, repair and site re-organization, removal of redundant equipment and supplies, including diamond drill core, to other staging areas on site in order to create more room in the main yard. The mine site was closed for the winter at the end of November.

A road construction training program was completed on the first five kilometres of the access road starting at the Prairie Creek Mine in August 2013. The program rehabilitated the existing road in preparation for project development. This month long program was completed as a training program utilizing CZN’s equipment as part of continuing training programs at Prairie Creek Mine Site. This provided six trainees, from local aboriginal communities, with hands-on experience in the operation of road clearing equipment and completing various road clearing tasks.

In September 2013, the Company excavated two fish habitat ponds three kilometres north of the mine site alongside the access road on the Prairie Creek flood plain to replace fish habitat previously displaced by the reconstruction of the access road along Prairie Creek.

2013 Prairie Creek Drill Program

The 2013 diamond drilling program at Prairie Creek completed 1,472 metres of coring over 5 holes. Exploration focused on two areas: firstly, the multi-stacked electromagnetic (“EM”) geophysical anomaly identified in 2012 approximately 900 metres from the mill site, and, secondly, a small exploratory drill program immediately adjacent to the existing concentrator plant.

Two diamond drill holes, PC-13-220 and PC-13-222, collared about 320 m apart, which totaled 1,068 m of drilling tested a 900 metre wide multi-channel EM anomaly identified in 2012. At the same time hole PC-13-220 was also designed to add further detail to the current National Instrument (“NI”) 43-101 mineral resource by intercepting projections of previously defined vein and stockwork mineralization within the upper parts of the hole.

Assay results for the 2013 Geophysical Anomaly Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-13-220	Main Quartz Vein	193.0	198.1	5.1	5.3	12.1	98
PC-13-220	Stockwork	200.2	203.1	2.9	6.7	12.3	116
PC-13-220	Stockwork	207.9	213.0	5.1	8.0	13.2	144
PC-13-220	Stockwork	258.9	259.9	1.0	5.6	34.7	342
PC-13-222	Vein	373.6	374.6	1.0	16.6	1.6	125

Both holes are projected to have tested the main part of the geophysical anomaly at depth. Interpretations based on current data suggest that the EM anomaly is likely due to inherent natural variations in graphite content within the Road River Formation.

The Main Quartz Vein hosts the majority of the presently defined mineral resource at Prairie Creek and the intercept in Hole PC-13-220 is located outside and above the current NI 43-101 resource.

The stockwork is a series of narrow high-grade veins at oblique angles to the main vein and hole PC-13-222 intercepted an additional vein at depth.

This new drilling data will now be incorporated into the Prairie Creek mineral resource model for further interpretation.

A total of 404 metres over three holes, PC-13-221, PC-13-223 and PC-13-224, were drilled immediately adjacent to the existing concentrator plant. Holes PC-13-223 and PC-13-224 both intersected new stratabound massive sulphides only 60 metres below surface and outside the present defined resource block. In addition a number of significant veins were also intersected at shallow depth.

Significant assay results for the Exploratory Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Lead (%)	Zinc (%)	Silver (g/t)
PC-13-223	Stratabound	83.6	84.6	1.0	6.2	19.7	66
PC-13-224	Vein	28.9	29.6	0.7	23.0	20.7	268
PC-13-224	Vein	34.8	38.1	3.3	2.6	7.6	34
PC-13-224	Vein	47.2	48.2	1.0	5.6	8.8	97
PC-13-224	Stratabound	87.0	88.0	1.0	2.6	5.4	18

Previous drilling in two holes had intercepted stratabound massive sulphide mineralization in this locality and the recent additional intercepts, along with the veins intercepted, warrant additional exploration in future programs.

The drilling programs conducted in 2013 at the Prairie Creek Property were mostly outside the resource area and the drilling results are not considered material to the resource estimates.

Local Employment Training Programs

Canadian Zinc, the Mine Training Society, Government of the Northwest Territories and the Prairie Creek Mine’s neighbouring aboriginal communities successfully completed a 3-year, federally funded training program entitled “More Than a Silver Lining” (“MTSL”) under the Skills Partnership Fund with the Government of Canada. The expected training program’s total cost was $4.3 million, with the majority of the funding being provided by the federal department of Human Resources and Skills Development Canada. The program was solely focused on the workforce needs of the Prairie Creek Mine.

The 2013 four week drill campaign was completed as a drill training program utilizing one of CZN’s drill rigs as part of continuing training programs at Prairie Creek Mine Site. This provided four trainees, from local aboriginal communities, with hands-on experience in the operation of exploration diamond drills and completing various drilling tasks.

The “More Than a Silver Lining” program delivered 19 training projects in the Dehcho Region over the three year period ending in 2013. Of the 19 training projects, six were facilitated by Canadian Zinc at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

PRAIRIE CREEK ENGINEERING AND PROCUREMENT

To further build on and refine the Preliminary Feasibility Study completed by SNC-Lavalin Inc. in 2012 the Company has embarked on an Optimization Study with a view to augmenting what has already been completed and further enhancing it through refining efficient designs, detailing and assessing what existing equipment can be utilized, determining what exactly needs to be upgraded, exploring more efficient ways to reduce capital costs and completing a number of bid tender packages to determine actual costs needed for financing the mine into production.

In November 2013, the Company engaged JDS Energy & Mining Inc. (“JDS”) to complete a site condition investigation and to inspect all critical equipment and buildings required to re-start the Prairie Creek processing facility.

Also in November 2013, Canadian Zinc engaged AMC Consultants to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs. A site visit by JDS, AMC and CZN personnel was completed in November 2013.

In January 2014, the Company engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. Specifically these technical services will develop tender packages for mine rehabilitation and development; mill completion, power generation and distribution; heat recovery systems; a dense media separation plant; a paste fill plant; a water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Canadian Zinc and Tetra Tech will issue tender packages for competitive tender to qualified bidders in the first and second quarters of 2014, giving full recognition to opportunities for participation by local First Nations and adjacent communities. A site visit was completed by Tetra Tech personnel in January 2014 to further enable Tetra Tech to detail out the tender packages.

The tendering and procurement process, to be managed by Tetra Tech, is an important phase of the project that will refine and augment the design work completed previously and will generate definitive estimates of the capital cost and schedules required to place the Prairie Creek Mine into operation.

Tetra Tech is a leading provider of consulting, engineering, project management and technical services worldwide. Tetra Tech’s Vancouver office includes a team of experienced professionals specializing in the design, delivery and support of all engineering disciplines. Tetra Tech’s capabilities include engineering, procurement, logistics and construction management of underground and surface mines, mineral processing plants, power, and administrative infrastructure with recent experience of major projects in northern Canada.

NEWFOUNDLAND PROPERTIES

Canadian Zinc now holds an extensive package of base metal properties in central Newfoundland. In 2013, the Company focused on the Lemarchant deposit on the South Tally Pond property. In December 2013, the Company acquired Messina Minerals Inc., which held the Tulks South and Long Lake properties and is now in the process of assimilating these base metal property databases to design a 2014 diamond drill exploration program.

2013 Winter Drill Program at South Tally Pond

A winter diamond drill program on the South Tally Pond property was completed in March 2013. A total of 11 drillholes (3,370 metres), including two drillhole extensions, were completed at the Lemarchant deposit. Highlights of the drill program include:

•	New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74 (see news release dated February 27, 2013);
•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip; and
•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization.

Significant assay results from South Tally Pond 2013 Winter Drill Program include:

Drillhole	Section		From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM13-73	106	+00N	302.8	317.4	14.6	0.27	0.81	2.54	30.27	0.65
			328.0	350.2	22.2	0.75	1.48	5.82	65.41	1.63
	includes		328.0	331.0	3.0	1.78	3.42	6.48	175.73	2.01
			331.0	347.5	16.5	0.24	1.19	2.13	41.49	1.20
			347.5	350.2	2.7	2.71	1.12	27.60	89.01	3.80
LM13-74	106	+00N	296.25	301.8	5.55	0.75	1.01	5.33	44.72	0.26
			301.8	313.0	11.2	0.08	0.19	0.64	14.55	1.29
			321.12	325.68	4.56	0.19	0.68	1.18	70.34	0.59
			328.51	334.08	5.57	0.23	1.33	4.11	63.40	0.64
			347.0	352.0	5.0	0.57	0.09	4.01	9.32	0.25
LM13-78	100	+00N	171.0	178.6	7.6	0.18	0.01	0.79	2.41	0.05
LM13-79	101	+25N	184.4	195.8	11.4	0.55	1.35	5.14	58.86	0.22
	includes		184.4	187.0	2.6	1.08	5.17	13.96	197.23	0.42
LM13-80	101	+50N	210.8	215.0	4.2	0.39	0.07	1.50	2.17	0.04
			228.3	229.3	1.0	1.16	-	0.04	16.7	0.23
			233.8	260.7	26.9	0.14	0.03	0.80	1.21	0.06
			268.7	272.0	3.3	0.06	0.24	1.54	4.37	0.11
•	Drillholes LM13-73, 74 and 75 reported previously in Company news release dated February 27, 2013.
•	Drillhole intervals are core length and interpreted to be near true width.
•	No significant assays in drillholes LM08-27E, LM13-76, LM13-77, LM08-52E and LM13-81.

2013 Fall Drill Program at South Tally Pond

Commencing on September 2013 and ending in December 2013, 15 drillholes totaling 4,928 metres of coring, nine of which intersected significant sulphide mineralization, were completed during a second drill program conducted during the fall on the Lemarchant deposit at the South Tally Pond project. Highlights include:

•
Additional massive sulphide mineralization intersected at the Northwest zone discovered in early 2013. The new Northwest zone, located 250 metres northwest of the Lemarchant deposit, now extends over a 100 metre strike length and remains open for expansion.

•	Significant precious metal values accompany the Northwest zone base metal mineralization, including samples assaying 463.0 g/t silver over 1.0 metre and 17.5 g/t gold over 0.8 metre.
•
Drilling at the North target intersected strongly altered felsic volcanic rocks directly below the overlying basalts, which is similar to the stratigraphy associated with the massive sulphide mineralization of the Lemarchant deposit to the immediate south.

Significant assay results from the South Tally Pond 2013 Fall Drill Program:

Drillhole	Section		From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM13-82	105	+50N	309.0	312.0	3.0	9.33	0.38	0.90	38.57	0.47
LM13-83	105	+50N	275.1	284.1	9.0	6.55	1.96	0.30	37.12	0.35
			301.1	310.1	9.0	5.92	1.42	0.37	34.47	0.70
			352.1	354.1	2.0	6.85	1.60	1.43	49.40	0.95
LM13-84	105	+50N	331.7	333.0	1.3	7.01	5.17	1.35	42.77	3.50
			348.0	363.0	15.0	1.33	0.19	0.14	5.95	0.12
LM13-86	105	+00N	324.5	327.5	3.0	3.45	0.11	0.25	10.57	0.23
LM13-87	105	+00N	282.6	283.6	1.0	2.08	0.38	0.08	49.6	2.4
LM13-88	102	+75N	211.7	214.1	2.4	8.84	1.31	1.32	72.84	2.13
			214.1	238.0	23.9	3.36	0.01	0.42	6.42	0.27
LM13-89	103	+50N	163.1	166.1	3.0	1.41	0.08	0.11	3.73	0.03
LM13-92	104	+50N	155.6	157.6	2.0	1.73	0.0	1.30	18.1	0.27
LM13-94	106	+50N	331.6	361.9	30.3	3.48	1.21	0.36	87.5	1.80
	includes		331.6	340.3	8.7	8.21	3.66	0.72	150.1	3.24
			340.3	356.5	16.2	0.59	0.16	0.21	72.05	1.30
			356.5	361.9	5.4	4.53	0.45	0.22	32.88	0.97
•	Drillholes LM13-82 to LM13-87 reported previously in Company news release dated October 31, 2013.
•	No significant assay intervals in drillholes LM13-85, LM11-61E, LM13-90, LM13-91, LM13-93 and LW13-01.
•	Drillhole intervals are core length and interpreted to be near true width.

2014 Exploration Drill Program at South Tally Pond

A diamond drill program commenced at the South Tally Pond project on February 6, 2014 and finish on March 12, 2014. The program consisted of six drill holes totaling 2,356 metres of coring. Priority drill targets for 2014 included further testing for additional massive sulphide to expand the newly discovered Northwest zone within 200 metres of the Lemarchant deposit. The results of this program are pending.

The drilling programs conducted in 2013 and 2014 on the Paragon Property were mostly outside the resource area and the drilling results are not considered material to the resource estimates.

Acquisition of Messina Minerals Completed

On December 20, 2013, the Company completed its previously announced acquisition of Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc acquired all of the outstanding common shares of Messina in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina.

Canadian Zinc acquired 100% interest in several base metal properties in central Newfoundland including in the Tulks South Property, which includes the Boomerang and Domino base and precious metal-rich VMS deposits and the Long Lake Property which includes the Long Lake base and precious metal-rich VMS deposit all of which are situated near the Company’s South Tally Pond project in central Newfoundland.

NI 43-101 mineral resource estimates include:

•
Boomerang deposit: Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au;

•	Domino deposit (adjacent to Boomerang): Inferred resource estimate: 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au,
•	Long Lake deposit: Indicated mineral resource: 0.41 million tonnes grading 7.8% Zn, 1.6% Pb, 1.0% Cu, 49 g/t Ag and 0.57 g/t Au;
•	Long Lake deposit: Inferred mineral resource: 0.08 million tonnes grading 5.8% Zn, 1.2% Pb, 0.7% Cu, 34 g/t Ag and 0.48 g/t Au.
(See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada, and Independent Technical Report, dated March 13, 2012, Main Zone of Messina Minerals Inc. Long Lake Volcanic Massive Sulphide Project, Newfoundland and Labrador, Canada, all filed on SEDAR.)

The Boomerang and Long Lake deposits have some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit and at the Long Lake deposit.

The Company is currently incorporating the newly acquired Messina geological database into working models to plan and design for 2014 diamond drill programs.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, (“VGM”) which represents approximately 3.6% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold.

The VGM shares held by Canadian Zinc are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark-to-market loss of $3.6 million on its investment in Vatukoula Gold Mines during the year ended December 31, 2013 compared to a loss of $8.7 million during the comparable year. At December 31, 2013, the Company’s investment in VGM had a market value of $1.3 million. The market value of the Company’s investment in VGM at March 17, 2014, was $1.6 million. The outlook for this investment is dependent on the ongoing performance of VGM.

Cautionary Note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents. For further information on VGM refer to the company’s website www.vgmplc.com.

In August 2013, Vatukoula announced it had entered into an investment agreement with Zhongrun International Mining Co. Ltd. (“Zhongrun”) for Zhongrun to provide US$40 million of funding to implement a production growth strategy. The investment agreement contemplates an issuance of equity and debt. In October and November 2013, Zhongrun advanced the first two tranches of US$10 million per tranche for a total of US$20 million in exchange for 188,897,000 new shares in VGM between a price of £0.0500 and £0.0689 per share which represents approximately 66% of the enlarged issued share capital of VGM. The balance of the funding in the form of US$20 million of secured loan notes is scheduled to be completed in the first quarter of 2014.

FLOW-THROUGH FINANCING

In August 2013, Canadian Zinc closed its previously announced bought deal private placement of flow-through shares with Canaccord Genuity Corp. The Company issued 6,460,000 common shares, which qualify as “flow-through” shares of the Company for purposes of the Income Tax Act (Canada) at a price of $0.62 per flow-through share, raising aggregate gross proceeds of $4.0 million.

The proceeds from the financing will be used to incur eligible Canadian Exploration Expenses, and have been renounced in favour of the purchasers with an effective date of December 31, 2013. The funds are being used to explore and advance the Company’s projects, which include the Prairie Creek property as well as the South Tally Pond property in Newfoundland. As at December 31, 2013, the Company had incurred eligible Canadian Exploration Expenses on both properties of approximately $2.6 million. Management anticipates it will incur eligible Canadian Exploration Expenses of $2.0 million in 2014.

FINANCING FOR PRAIRIE CREEK

In May 2013, Canadian Zinc raised $10.3 million by the sale to Sandstorm Metals & Energy Ltd. of a 1.2% net smelter return royalty (“NSR”) on the Prairie Creek Mine. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. Canadian Zinc has granted Sandstorm with a right of first refusal on any future royalty or stream financing for the Prairie Creek project.

The Company does not consider the 1.2% net smelter return royalty to be a material impact, and as such it considers that the economic analysis in the AMC Technical Report remains current. The Company expects that the 1.2% net smelter return royalty sold in May of 2013 will result in a reduction of approximately 2.4% in annual earnings before interest, taxes, depreciation and amortization.

OUTLOOK

Canadian Zinc’s focus for 2014 will be to advance the Prairie Creek Project towards production.

The Company is currently undertaking an Optimization Study as part of which Tetra Tech has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. AMC Consultants has been engaged to undertake a geotechnical study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

Geotechnical investigations to determine optimal mining methods will be completed the first half of 2014. Metallurgical studies, designed to enhance concentrate production and quality are being carried out in 2014 and are part of the Company’s concentrate marketing plan. The current study is scheduled to be completed by mid-2014 and, dependent on the progress of financing strategies concurrently being executed, the Company will begin procurement of long lead time items; construction of the access road; site preparation and other startup activities on site.

The Company is evaluating strategies for raising the financing necessary to complete the development and construction of the Prairie Creek Mine. In May 2013, the Company raised US$10 million through the sale of a royalty to Sandstorm and granted Sandstorm a right of first refusal on any future royalty or stream financing for the Prairie Creek project. Under the agreement with Sandstorm the Company may repurchase the royalty if it enters into a metal stream financing under which Sandstorm will provide an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

The Company is also undertaking an ongoing exploration drill program at the South Tally Pond property in Newfoundland targeting the expansion of the Lemarchant deposit and further exploring the new zone of mineralization discovered northwest of Lemarchant. Another drill program to be completed later in 2014 will target the Tulks South property also situated in central Newfoundland near the South Tally Pond property.

At December 31, 2013, the Company had working capital of $10.6 million and expects it will be able to meet current commitments and continue its planned 2014 programs.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the consolidated financial statements of the Company.

	Year ended December 31,
	2013	2012	2011
Statement of Comprehensive Loss
Comprehensive loss	$(6,911)	$(19,870)	$(33,362)
Basic and diluted loss per share	(0.04)	(0.13)	(0.26)

Statement of Financial Position
Cash, cash equivalents and short-term investments	10,381	5,682	8,382
Marketable securities	1,328	4,984	13,707
Total assets	19,272	21,948	28,686
Total liabilities	3,587	4,136	2,922
Shareholders’ equity	15,685	17,812	25,764

(thousands of Canadian dollars except per share amounts)

The Company is at the exploration and evaluation stage and does not generate revenue or cash flows from operations. There have been no distributions or cash dividends declared or paid. The losses in all years represent exploration and evaluation expenditures incurred on the Company’s mineral properties as well as losses on marketable securities.

FOURTH QUARTER

During the fourth quarter of 2013 the Company incurred a loss of $3,404,000 (Q4 2012 - $7,294,000) mainly due to incurring exploration and evaluation expenses associated with the Prairie Creek Property. Exploration and evaluation expenses incurred in the fourth quarter of 2013 amounted to $2,107,000 (Q4 2012 - $2,633,000) due to the site opening being extended until November 2013 and further engineering and procurement activities. The Company also incurred, during the fourth quarter of 2013, a loss on marketable securities of $196,000 (Q4 2012 - $3,806,000).

SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Income (Loss) per
Quarter ended	Investment Income	Net Income (Loss)	Common Share – basic and diluted
December 31, 2013	$46	$(3,404)	$(0.02)
September 30, 2013	42	(1,626)	(0.01)
June 30, 2013	6	2,792	0.02
March 31, 2013	12	(4,673)	(0.03)
December 31, 2012	22	(7,294)	(0.05)
September 30, 2012	44	(621)	-
June 30, 2012	50	(9,423)	(0.06)
March 31, 2012	48	(2,532)	(0.02)

(thousands of Canadian dollars except per share amounts)

The Company’s investment income increased in the first two quarters of 2012 and the last two quarters of 2013 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011, early 2012 and the middle half of 2013 but decreased over all other quarters as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net income or loss in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The second quarter of 2013 was also significantly affected by the gain recorded on the sale of a net smelter royalty on the Prairie Creek Property. All quarters, except the third quarters of 2013 and 2012, were significantly affected by a loss in the fair market value of the Company’s investment in VGM. The third quarters of 2013 and 2012 were significantly affected by a gain in the fair market value of the Company’s investment in VGM.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and other public disclosure documents of the Company.

For the year ended December 31, 2013, the Company reported a net loss and comprehensive loss of $6,911,000 compared to a net loss and comprehensive loss of $19,870,000 for the year ended December 31, 2012. The net loss in the year ended December 31, 2013 included a loss of $3,626,000 on the Company’s marketable securities compared to loss of $8,804,000 for the comparative year of 2012. The net loss in the current year was reduced as the Company recorded a gain on the sale of a net smelter royalty in the amount of $5,439,000 with no comparable in the previous year. Excluding the loss on the marketable securities and the gain on the sale of a net smelter royalty, the Company recorded a loss of $8,724,000 for the year ended December 31, 2013 compared to a similar loss of $11,066,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2013, the Company expensed $4,928,000 on its exploration and evaluation programs at Prairie Creek compared to $9,037,000 for the year ended December 31, 2012. For the year ended December 31, 2013, the Company also expensed $1,161,000 on its exploration and evaluation programs at South Tally Pond compared to $88,000 for the comparative period. Details of the exploration and evaluation costs are shown in Note 13 to the audited consolidated financial statements for the years ended December 31, 2013 and 2012.

The overall decrease in expenditures at the Prairie Creek Mine site was due to two factors. Firstly, diamond drilling costs of $331,000 compared to $3,107,000 for the comparative year as the scope of the drill program was reduced in 2013. Secondly, feasibility studies and mine planning costs of $2,860,000 were incurred in 2012 as the Company completed a pre-feasibility study and were significantly higher than similar costs of $1,611,000 in 2013. During 2013, the Company continued engineering work, associated with the Prairie Creek Mine Site, with Tetra Tech, AMC and JDS and expects to continue this work in 2014. Also, costs associated with permitting activities decreased somewhat in the year ended December 31, 2013 to $1,342,000 (year ended December 31, 2012 - $1,522,000).

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2013 was $106,000 versus $164,000 for the comparative period. The decrease is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2013 versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $2,741,000 for the year ended December 31, 2013 compared to $2,231,000 for the previous year as incentive bonuses were awarded to certain employees and consultants based upon receipt of all necessary permits for the Prairie Creek Project in 2013.

Share-Based Compensation

Share-based compensation was $120,000 for the year ended December 31, 2013 versus $107,000 for the previous year due to a higher amount of stock options vesting throughout the current period. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Other Income (Expenses)

The Company recorded a gain on the sale of a 1.2% net smelter royalty on the Prairie Creek Mine to Sandstorm Metals & Energy Ltd. for net proceeds of $10,271,000 in 2013. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine to $nil in 2013 and recognized a gain on the sale of mineral property interests of $5,439,000 on the consolidated statement of income (loss).

The Company reported a loss on marketable securities of $3,626,000 for the year ended December 31, 2013 versus a loss of $8,804,000 for the previous year. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total gain or loss recorded on marketable securities for the year ended December 31, 2013 is based upon the closing market bid price of the shares at December 31, 2013.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Cash inflows from financing activities totaled $3,747,000 for the year ended December 31, 2013 versus $8,238,000 for the comparative year, due to the Company’s financing activities in the third quarter of 2013 and in the first quarter of 2012.

Cash inflows from investing activities included $10,271,000 from the sale of an NSR for the year ended December 31, 2013 with no comparable amount in the previous year.

On August 20, 2013, the Company issued by way of a bought deal private placement 6,460,000 flow-through shares on a brokered basis at $0.62 per share, for aggregate gross proceeds of $4,005,000. The agent to the private placement was paid a commission of 5% of the gross proceeds from the offering and received broker’s warrants to acquire 387,600 non-flow-through shares at any time until February 20, 2015 at a price of $0.63 per share. Net proceeds from the issuance were $3,701,000 after issuance costs comprised of the agent’s commission of $200,000 and other issuance costs of $104,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $92,000.

On December 20, 2013, the Company acquired Messina Minerals Inc. and issued 2,132,714 common shares valued at $896,000 based on the Company’s closing market price on December 31, 2013 of $0.42 per share in exchange for all outstanding Messina shares that the Company did not already own. Total consideration transferred was $1,372,000, which was comprised of the issuance of 2,132,714 common shares valued at $896,000 based on the closing market price of the Company’s shares on December 20, 2013 of $0.42 per share, conversion of options and warrants with a fair value of $19,000, 3,000,000 Messina shares previously acquired and valued at $180,000 based on the closing market price of Messina shares on December 20, 2013 of $0.06 per share and transaction costs of $277,000.

Financing activities also included issuing 200,000 common shares upon the exercise of stock options at an exercise price of $0.23 per common share for proceeds of $46,000.At December 31, 2013, the Company had a positive working capital balance of $10,617,000 including cash and cash equivalents of $8,376,000, short term investments of $2,005,000 and marketable securities of $1,328,000 (for a total of $11,709,000). At December 31, 2012, the Company had cash and cash equivalents of $224,000, short term investments of $5,458,000, marketable securities of $4,984,000, and a positive working capital balance of $9,042,000.

The Company’s accounts payable and accrued and other liabilities at December 31, 2013 were $1,624,000 compared to $1,988,000 as at December 31, 2012.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities.

During 2013 the Company raised gross proceeds of $4.0 million through a flow-through equity financing and $10.3 million by a sale of a royalty. Both financings were successful in spite of a weak capital market for resource companies. The Company expects its current working capital will be able to meet current commitments and allow 2014 programs to proceed as planned.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional financing may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The AMC Technical Report estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production was estimated in the AMC Technical Report to be $34 million plus a contingency of $7 million for a total of $41 million. The AMC Technical Report included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2013. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the shares, which is not certain. At March 17, 2014 the market value of CZN’s shareholding in Vatukoula Gold Mines was $1.6 million, compared to $1.3 million at December 31, 2013.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2013:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	589	182	407	-	-
Decommissioning Liability (2)	2,961	-	-	-	2,961
Total Contractual Obligations	3,550	182	407	-	2,961

(1) Represents obligations under operating leases for office space and equipment.
(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 173,141,709 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 6,934,600 and 1,685,200 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the year ended December 31, 2013, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $24,000 versus $24,000 for the comparative year. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2013, $2,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2012 - $4,000).

For the year ended December 31, 2013, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $1,278,000 versus $673,000 for the previous year. For the year ended December 31, 2013, the Company incurred share-based compensation with officers and directors in the amount of $12,000 compared to $41,000 for the comparative year.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Exploration and evaluation asset policy

The determination of categorizing costs and costs recovered as an exploration and evaluation asset has been identified as an accounting policy which involves judgments or assessments made by management. International Financial Reporting Standard 6: Exploration for and Evaluation of Mineral Resources (“IFRS 6”) does not specifically address accounting for an NSR agreement and the Company’s policy, while falling under the scope of IFRS 6, has been developed based on previous national generally accepted accounting principles and accepted industry standards. The Company has therefore included within the exploration and evaluation asset policy the method used to recognize costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Specifically the policy directs that such amounts be recognized in income.

In May 2013, the Company sold a 1.2% net smelter royalty on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine exploration and evaluation asset to $nil in the second quarter of 2013 and recognized a gain of $5,439,000 on the consolidated statement of comprehensive income (loss). In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. Valuation of a gain or loss on sale of net smelter returns royalty is subject to judgement.

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as at December 31, 2013 to be $2,961,000 (December 31, 2012 - $2,961,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2029, and discounted at the risk free rate of 3.13% per annum (December 31, 2012 - 2.26%).

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and Type “B” Water Licence for reclamation and closure of the Company’s Prairie Creek Mine site as it now exists with the current infrastructure. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Year ended December 31, 2013(2)	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.2%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	71.4% to 73.1%
Weighted average grant date fair value	-	$0.22
Forfeiture rate	-	2%

(1) Determined based on historical volatility of the Company.	(2) Excludes stock options converted upon Messina or Paragon acquisition.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2013 was $860,000 (December 31, 2012 - $911,000) and for exploration and evaluation assets was $5,432,000 (December 31, 2012 - $9,268,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

As at December 31, 2013, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

Company acquisitions

Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances. IFRS 3 Business Combinations is applied in order for an entity to determine whether a transaction or other event is a business combination by applying the definition in IFRS, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. Careful consideration of whether the definition of a business has been met is required; for example, whether exploration licenses are acquired, the stage of development, level of feasibility study (preliminary or definitive) and whether the project has been approved for development by the board of directors. This is important as specific circumstances may result in different outcomes. Management examined its purchase of Messina Minerals Inc. and concluded the transaction does not qualify as a business combination under IFRS 3 as significant inputs and processes that constitute a business were not identified.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		December 31, 2013	December 31, 2012
Cash and cash equivalents	FVTPL	$8,376	$224
Short-term investments	FVTPL	2,005	5,458
Marketable securities	FVTPL	1,328	4,984
Other receivables	Loans and receivables	324	86
Other long-term assets	FVTPL	739	739
Accounts payable	Other financial liabilities	(917)	(1,527)
Accrued and other liabilities	Other financial liabilities	(707)	(461)

The Company holds certain marketable securities that fluctuate in value as a result of trading on global financial markets and fluctuation in commodity prices. Based upon the Company’s holdings at December 31, 2013, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income or loss of approximately $132,000.

Included in the income or loss for the year ended December 31, 2013, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $73,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2013, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $7,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at December 31, 2013 is $12,448,000 (December 31, 2012 - $11,405,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At December 31, 2013, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at December 31, 2013, the Company had positive working capital of $10,617,000 (December 31, 2012 - $9,042,000). Given positive working capital, the Company believes it will be able to meet its current commitments. The Company believes it will be successful in obtaining the financings required to complete the development of the Prairie Creek Mine site and bring the mine into production as well as to meet ongoing corporate administration costs. However, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013, and have concluded that such disclosure controls and procedures were operating effectively at that date.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board oversight or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework (“COSO”). Based on this evaluation, as at December 31, 2013, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2013.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to consolidated financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements for the year ended December 31, 2013, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2013.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated as of the date of this MD&A, as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2013, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes. In 2013, the Federal Government introduced Bill C-15 The Northwest Territories Devolution Act which includes proposed amendments to the Mackenzie Valley Resource Management Act, which amendments may impose additional regulations, obligations or restrictions on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

On March 11, 2013, the Prime Minister of Canada announced that negotiators had reached consensus on the terms for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT will mean the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government will become responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. It will also give them the power to collect and share in resource revenues generated in the territory. The Federal Government introduced Bill C-15 The Northwest Territories Devolution Act and the governments are working toward an effective date of April 1, 2014.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The AMC Technical Report estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million. The AMC Technical Report included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The recently issued water licence and land use permits together provide for the posting, in stages, of a total of approximately $20.4 million in financial assurance for expected decommissioning liabilities. Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties. The AMC Technical Report assumed levels of treatment charges, penalties and payabilities for all concentrates used in the economic analysis and were derived from a market study conducted by an independent third-party, however, no smelters or concentrate buyers have directly offered or confirmed the assumed treatment charges, penalties or payabilities. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

The Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On March 17, 2014, the value of the Company’s investment in VGM was $1.6 million.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. One director of Canadian Zinc also serves as a director of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $88,819,000 through December 31, 2013. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2013, there were 172,828,575 common shares outstanding. As of December 31, 2013, the Company had 7,247,734 share purchase options and 8,490,200 warrants outstanding allowing the holders to purchase 15,737,934 common shares. Directors and officers of the Company hold 5,000,000 of these share purchase options, contractors and employees of the Company hold 2,247,734 share purchase options and third-party entities hold 8,490,200 share purchase warrants.

As of March 20, 2014, there were 173,141,709 common shares outstanding and the Company had 6,934,600 share purchase options and 1,685,200 warrants outstanding allowing the holders to purchase 8,618,800 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.